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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 21)

                                (NAME OF ISSUER)

                          COMMON STOCK, $.002 PAR VALUE

                         (Title of Class of Securities)

                                  026-038-30-7

                                 (CUSIP Number)

                                Gerald M. Wetzler
                               32-04 171st Street
                               Flushing, NY 11358
                                 (718) 358-3813

       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  December 2000

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)
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                                  SCHEDULE 13D

CUSIP NO. 026-038-30-7                                             Page 2
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    1    Name of Reporting Person
         S.S. or I.R.S. Identification No. of above person

         Gerald M. Wetzler
         ###-##-####
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    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                    (b) [ ]
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    3    SEC USE ONLY
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    4    SOURCE OF FUNDS*
         Not Applicable
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    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                 [ ]
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    6    CITIZENSHIP OR PLACE OF ORGANIZATION
         United States
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  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |   39,120,000(1) Common Stock
BENEFICIALLY   |     |
  OWNED BY     |  8  |   SHARED VOTING POWER
   EACH        |     |   -0-
 REPORTING     |  9  |   SOLE DISPOSITIVE POWER
PERSON WITH    |     |   39,120,000(1) Common Stock
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
                         -0-
------------------------------------------------------------------------------
   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,120,000(1) Common Stock
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   12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES* [ ]
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   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          26%
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   14     TYPE OF REPORTING PERSON*
          IN
------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
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(1)  See the information contained in Item 5 (a) of this Amendment No. 21

This Amendment No. 21 ("Am. No. 21"), filed on behalf of Gerald M. Wetzler, a citizen of the United States, amends and supplements the statement on Schedule 13D, as originally filed with the Securities and Exchange Commission (the "Commission") on October 25, 1993 with respect to Mr. Wetzler's ownership of common stock, par value $0.002 per share, of American Film Technologies, Inc. (the "Issuer"), as previously amended by twenty (20) separate amendments thereto, each filed with the Commission (as so previously amended, the "Schedule 13D"). Unless otherwise indicated, all information contained in the Schedule 13D shall not be invalidated by the filing of this Am. No. 21 and shall remain as true and correct as of the date hereof with reference to the facts in existence as of the date the Schedule 13D or amendment containing such information was filed with the Commission.

Item 1.  Security and issuer

         Securities:

         Common Stock, $0.002 par value ("Common Stock")

         Issuer:  American Film Technologies, Inc.
                  300 Park Avenue, 17th Floor
                  New York, NY 10022

Item 2.  Identity and Background

A.       Gerald M. Wetzler
B.       32-04 171st Street, Flushing, New York, NY 11358
C.       Private Investor
D. Mr. Wetzler has not, during the last five years, been convicted in a criminal proceeding.
E. Mr. Wetzler is a party to a civil proceeding of the SEC as a result of which he is subject to a final order enjoining future violations of federal or state securities laws.
F.       Citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

         Not applicable

Item 4.  Purpose of  Transaction.

A. After the default in payments to Mr. Wetzler of $1,140,000 pursuant to a settlement agreement and $1,223,000 pursuant to first priority senior secured convertible notes owed by American Film Technologies Inc., Mr. Wetzler in accordance with the provisions of the note security agreements as payment of the Issuer's obligations to him foreclosed on the Issuer's assets on December 21, 2000.

Item 5.  Interest in Securities of Issuer.

A. 39,120,000 shares of Common Stock representing approximately 26% of the Common Stock outstanding as of December 31, 2000.

B. Mr. Wetzler has sole voting and investment power over 39,120,000 shares of Common Stock.

C. A new Board of Directors were elected on September 13, 1999 and a new Chairman and CEO was elected on that date.

D.       Not applicable.
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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                 /s/ Gerald M. Wetzler
                                                     ---------------------
                                                     Gerald M. Wetzler

Date: January 26, 2001